UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(b)

(Amendment No. _____)

HICKOK INCORPORATED

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

428839104

(CUSIP Number)

April 13, 1992

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428839104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gretchen L. Hickok
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (see instructions) (b) Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5.	SOLE VOTING POWER 110,056
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 110,056
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,056
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a). Name of Issuer:

                                        Hickok Incorporated

Item 1(b). Address of Issuer’s Principal Executive Offices:

                                        10514 Dupont Avenue, Cleveland, Ohio 44108

Item 2(a). Name of Person Filing:

                                        Gretchen L. Hickok

Item 2(b). Address of Principal Business Office or, if None, Residence:

                                        10514 Dupont Avenue, Cleveland, Ohio 44108

Item 2(c). Citizenship:

                                        Gretchen L. Hickok is a United States citizen.

Item 2(d). Title of Class of Securities:

                                        Class A Common Stock, $1.00 par value per share

Item 2(e) CUSIP Number:

                                        428839104

Item 3: If this statement is filed pursuant to Rules §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance Company as defined in Section 3(a)(19) of the Act , (15 U.S.C. 78c);

(d) Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e) An investment adviser in accordance with Rule §240.13-d-1(b)(1))(ii)(E);

(f) An employee benefit plan or endowment fund; in accordance with Rule §240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with Rule §240.13d-1(b)(ii)(G);

(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813;

(i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

                                If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

                            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
                     (a) Amount beneficially owned:

Gretchen L. Hickok beneficially owns 110,056 shares of Class A Common Stock of the Issuer, 85,056 of which are shares of Class B Common Stock, $1.00 par value per share of the Issuer that are convertible on a one-to-one basis into shares of Class A Common Stock of the Issuer.

(b) Percent of class:

                            7.9%
                    (c) Number of shares as to which such person has:

                            (i) Sole power to vote or to direct the vote 110,056
                            (ii) Shared power to vote or to direct the vote 0
                            (iii) Sole power to dispose or to direct the disposition of 110,056
                            (iv) Shared power to dispose or to direct the disposition of 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five              percent of the class of securities, check the following .

                                        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                        Not Applicable

Item 8. Identification and Classification of Members of the Group.

                                        Not Applicable

Item 9. Notice of Dissolution of Group.

                                        Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                (Date) April 3, 2012

                                /s/ Gretchen L. Hickok
                                    (Signature)

                                Gretchen L. Hickok